

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2012

Via Facsimile
J. Chad Guidry
Chief Executive Officer
ATVROCKN
1813 Winners Cup Dr.
Las Vegas, NV 89117

> **Re:**   **ATVROCKN**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed May 18, 2012**
> **File No. 333-176909**

Dear Mr. Guidry:

We have reviewed your responses to the comments in our letter dated May 10, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note that the registration statement contains a number of references to April 26, 2012. Please revise these references to refer to a more recent date.

Prospectus Summary, page 3

Our Company, page 3

2. We note your response to our prior comment 2 and reissue. Please refer to the fourth paragraph. Please reconcile your unaudited operating loss of $33,984 disclosed in the fourth paragraph with your unaudited financial statements which details an unaudited operating loss of $38,287 for the referenced period. Please also revise the prospectus throughout as applicable. In this regard, we note this incorrect amount is used throughout the prospectus in a number of instances. For example, refer to the first risk factor on page 10 and the Results of Operations section on page 44. Please revise each reference as applicable.

Implications of Being an "Emerging Growth Company," page 5

3. Refer to the third paragraph and the third through sixth sentences thereof. We note your disclosure that you presently file reports under Section 15(d) of the Securities Exchange Act of 1934. Please revise or, alternatively, delete these sentences. Please also revise the prospectus throughout accordingly.

You may contact Aamira Chaudhry at (202) 551-3389 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via Facsimile
        Thomas C. Cook, Esq.